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Regulatory Announcement

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RECEIVED

2007 AUG 15 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:05 22-Jun-07
Number	9075Y

RNS Number:9075Y
Tesco PLC
22 June 2007

07026006

SUPPL

Tesco PLC

Transactions in Own Shares

Tesco PLC announces that on 22 June 2007 it purchased from Panmure Gordon 6,070,000 ordinary shares at an average price of 431.5853 pence per share. The purchased shares will be cancelled.

22 June 2007

PROCESSED
AUG 2 2 2007
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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